Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330 Direct
info@cannaeholdings.com
cannaeholdings.com

CORRESPONDENCE
VIA EDGAR

July 30, 2021

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li and Rufus Decker

Re:     Cannae Holdings, Inc.
    Form 10-K For Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    Form 10-Q For Fiscal Quarter Ended March 31, 2021
    Filed May 10, 2021
    File No. 001-38300

Dear Ms. Li and Mr. Decker:
We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 19, 2021 (the “Comment Letter”) addressed to Cannae Holdings, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2020 (the “10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter ended March 31, 2021 (the “10-Q”).
In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.
1.Please provide a detailed legal analysis explaining why the registrant believes it is not an investment company under the Investment Company Act of 1940. Such analysis should include a discussion as to whether the registrant believes it is compliant with the 40% test set forth in section 3(a)(1)(C) of the 1940 Act. It should also address the registrant’s management structure and payments to the manager, which appear to resemble those associated with investment funds. In your response, please provide sufficient information to assess your analysis. Please note that we will refer your response to the Division of Investment Management for further review.
The following is the Company’s analysis of the status of the Company and its subsidiaries (collectively, the “Group”) under the Investment Company Act of 1940, as amended (the “Act”). As described more fully below, based on the value1 of the Group’s assets as of December 31, 2020 and June 30, 2021, as well as the nature of the Company’s operations, the Company is not an investment company under the Act.

1 For purposes of this response, all asset values have been calculated in accordance with the requirements of the Act, and therefore may differ from values reported in the Company’s financial statements prepared in accordance with generally accepted accounting principles (“GAAP”).

Description of the Group
Overview
The Company is primarily engaged in actively managing and operating a group of companies and investments, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets. The Company seeks to take meaningful long-term equity ownership stakes where it has an ability to control or significantly influence quality companies that are well positioned in their respective industries, run by best-in-class management teams and that operate in industries that have attractive organic and acquired growth opportunities.
William P. Foley, II, the Company’s founder, serves as its Chairman and leads the management team. Richard N. Massey is the Company’s chief executive officer and a director. The Company’s management team has a proven track record of growing industry-leading companies and team members actively interact with and support management of portfolio companies, directly or through the Company’s board of directors (the “Board”), to ultimately provide value for shareholders. The Bill Foley-led management team seeks to implement Mr. Foley’s “value creation playbook” and is responsible for the growth of publicly traded companies with a collective market capitalization of approximately $139 billion as of December 31, 2020. The Company and its management are primarily engaged in managing and operating the diversified businesses of its subsidiaries and not in investing, reinvesting, owning, holding, or trading securities.
As of December 31, 2020, the Company’s primary holdings included ownership interests in: (i) Dun & Bradstreet Holdings, Inc. (“DNB”), a leading global provider of business decisioning data and analytics; (ii) Optimal Blue Holdco, LLC (“Optimal Blue”), a leading provider of secondary market solutions and actionable data services; (iii) AmeriLife Group, LLC (“AmeriLife”), a national leader in the development, marketing and distribution of life and health insurance, annuities and retirement-planning solutions; (iv) O’Charley’s Holdings, LLC (“O’Charley’s”) and 99 Restaurants Holdings, LLC (“99 Restaurants” and, together with O’Charley’s and certain other restaurant industry assets, the “Restaurant Business”); (v) Ceridian HCM Holding Inc. (“Ceridian”), a global human capital management software company; and (vi) various other equity and debt investments primarily in the real estate, financial services and healthcare technology industries.
Corporate Structure
The Company conducts its business through its wholly-owned subsidiary Cannae Holdings, LLC (“Cannae LLC”). The Board oversees the management of the Company, its subsidiaries and their businesses, and the performance of Trasimene Capital Management, LLC (the “Manager”). During the fiscal year ended December 31, 2019, the Company transitioned to an externally managed structure (such externalization of certain management functions, the “Externalization”). In connection with the Externalization, the Company, Cannae LLC and the Manager entered into a Management Services Agreement (as amended to the date hereof, the “MSA”) whereby the Manager provides certain corporate management and investment advisory services (as more fully described below).
DNB. Cannae LLC owns 100% of the member interests in DNB Holdco, LLC (“DNB Holdco”), which owns the Group’s interest in DNB. As of December 31, 2020, DNB Holdco owned approximately 17.8% of DNB’s common stock, which had a market value of approximately $1.908 billion. In connection with DNB’s initial public offering in July 2020, a consortium of large investors (including the Company) who collectively own a majority of the outstanding common stock of DNB entered into an agreement pursuant to which the parties thereto agreed for a period of three years to vote together all of their respective shares in all matters related to the election of directors, including to elect five named individuals to DNB’s board (the board has a total of nine directors) (the “DNB Governance Arrangement”). Mr. Foley is the Chair of the DNB board and Mr. Massey is a director. As a result of the DNB Governance Arrangement, the Company has shared control over the appointment of a majority of the DNB board because five of the nine directors can be elected only with the joint approval of the Company. The Company, through its representation on the DNB board, the DNB Governance Arrangement and regular participation of Company officers and directors in the management of DNB, is actively involved in managing DNB’s business. DNB is a “majority-owned subsidiary” of the Company for purposes of its 40% Test (as defined below).
Optimal Blue. As of December 31, 2020, Cannae LLC owned approximately 20% of the member interests in Optimal Blue, which had a fair value of approximately $289 million. In connection with the acquisition of Optimal Blue by a subsidiary of Black Knight, Inc. (“BK”) and other investors (including the Company) in September 2020, the limited liability company agreement of Optimal Blue was amended to state that the board of managers would consist of 10 votes, with Cannae LLC entitled to two votes (the “Cannae Votes”), BK entitled to six votes (the “BK Votes”) and another investor entitled to two votes. Concurrently, BK and Cannae LLC entered into an agreement pursuant to which BK and Cannae LLC agreed to jointly appoint managers controlling three of the six BK Votes, resulting in Cannae LLC having sole or shared control over the appointment of managers controlling five of 10 votes on the board (the “OB Governance Arrangement”). David Ducommun, President of the Company, serves as Cannae LLC’s representative on the board controlling the Cannae Votes. The Company, through its representation on the Optimal Blue board, the OB Governance Arrangement and regular participation of Company officers and directors in the management of Optimal Blue, is actively involved in managing Optimal Blue’s business. Optimal Blue is a “majority-owned subsidiary” of the Company for purposes of its 40% Test.
AmeriLife. Cannae LLC owns 100% of the partnership interests in Cannae Holdings Investors (AmeriLife), L.P. (“CHI AmeriLife”). As of December 31, 2020, CHI AmeriLife owned approximately 20% of the member interests in AmeriLife, which had a fair value of approximately $121 million. In connection with the acquisition of AmeriLife by a group of investors (including the Company) in March 2020, the limited liability company agreement of Accelerate Topco Holdings, LLC (“Accelerate”), the parent of AmeriLife, was amended to state that the board of managers would consist of six managers, including one manager designated by the Company and two managers jointly designated by the Company and another large investor. As a result, the Company has sole or shared control over the appointment of three of six managers on the board (the “AmeriLife Governance Arrangement,” and, together with the DNB Governance Arrangement and the OB Governance Arrangement, the “Governance Arrangements”). Mr. Foley is a manager of Accelerate. The Company, through its representation on the Accelerate board, the AmeriLife Governance Arrangement and regular participation of Company officers and directors in the management of Accelerate and AmeriLife, is actively involved in managing AmeriLife’s business. Accelerate is a “majority-owned subsidiary” of the Company for purposes of its 40% Test.
The Restaurant Business. Cannae LLC owns 100% of the member interests in RG Group Holdco, LLC (“RG Holdco”), which owns the Group’s interest in the Restaurant Business. As of December 31, 2020, RG Holdco owned an approximate 65.4% interest in O’Charley’s, an approximate 88.5% interest in 99 Restaurants and a 100% interest in certain other restaurant industry assets. As of December 31, 2020, the fair value of the Restaurant Business was approximately $145 million. The Company, through its ownership of a majority of relevant voting securities, controls the Restaurant Business and is actively involved in managing it. O’Charley’s, 99 Restaurants and the other components of the Restaurant Business are each a “majority-owned subsidiary” of the Company for purposes of its 40% Test.

Ceridian. In 2007, the Company’s predecessor, Fidelity National Financial, Inc. (“FNF”), along with a partner, acquired Ceridian for approximately $5.3 billion. Over the next ten plus years, largely through Mr. Foley’s significant investments of time and efforts on behalf of FNF/Cannae and as a long-term director of Ceridian, Ceridian was transformed from a legacy mainframe business model to a modern cloud-based “software as a service” business model through both strategic acquisitions and identification and hiring of new management. Ceridian closed its initial public offering in 2018. Pursuant to a voting agreement with another large investor in Ceridian similar to the Governance Arrangements, the Company had shared control over the appointment of at least 50% of the board of Ceridian until 2019.
As of December 31, 2020, the Group owned approximately 9.4% of the outstanding common stock of Ceridian, which had a market value of approximately $1.492 billion. As of that date, DNB Holdco held approximately $775 million of Ceridian stock and CHI AmeriLife held approximately $65 million of Ceridian stock. The remainder (approximately $652 million) was held by certain subsidiaries of Cannae LLC. Ceridian is not a “majority-owned subsidiary” of the Company for purposes of its 40% Test as of December 31, 2020.
Other Assets. As of December 31, 2020, Cannae LLC owned controlling interests in other subsidiaries (which are “majority-owned subsidiaries” of the Company for purposes of its 40% Test) valued at approximately $33 million, and owned non-controlling interests in other assets valued at approximately $457 million (which are not “majority-owned subsidiaries” of the Company for purposes of its 40% Test).
SPACs. In 2020, the Company made investments in the sponsors of, and forward purchase commitments to purchase equity of, three special purpose acquisition companies (“SPACs”), which are companies formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company believes that SPACs present a unique opportunity for companies to partner with sponsors who provide invaluable industry, operational and capital market experience and that investments in these SPACs sponsored or co-sponsored by the Manager and led by Mr. Foley provide an opportunity for the Company to participate in the growth and transformation of businesses with compelling characteristics similar to other of the Company’s prior investments.
Two of these SPACs recently completed their business combinations with Paysafe Limited, a leading integrated payments platform (“Paysafe”), and Alight, Inc., a leading cloud-based provider of integrated digital human capital and business solutions (“Alight”). Mr. Foley is Chairman of each of Paysafe and Alight, and Mr. Massey is a director of Alight. The Company or Cannae LLC is a party to voting agreements with other large investors in Paysafe and Alight similar to the Governance Arrangements whereby the Company has sole or shared control over the appointment of at least 50% of the board of the respective company, and Mr. Foley and other members of the Company’s management team are actively involved in managing Paysafe’s and Alight’s businesses. As of June 30, 2021, Cannae LLC directly owned approximately 6.9% of the outstanding common stock of Paysafe, which had a market value of approximately $602 million. As of July 6, 20212, Cannae LLC directly owned approximately 8.7% of the outstanding common stock of Alight, which had a market value of approximately $413 million. The Company, through its representation on the Paysafe and Alight boards, the related governance arrangements and regular participation of Company officers and directors in the management of Paysafe and Alight, will be actively involved in managing these businesses.

2 Alight’s business combination closed on July 2, 2021 and Alight began publicly trading on July 6, 2021.

The Externalization
Pursuant to the MSA, certain services related to the management of the Company are conducted by the Manager through the authority delegated to it in the MSA and in accordance with the operational objectives and business plans approved by the Company’s Board. Subject at all times to the supervision and direction of the Board, the Manager is responsible for, among other things, (a) managing the day-to-day business and operations of the Group, (b) evaluating the financial and operational performance of the Group and the Company’s other assets, (c) providing a management team to serve as executive officers of the Group, (d) providing investment advice as requested from time to time by the Group and (e) performing (or causing to be performed) any other services for and on behalf of the Group customarily performed by executive officers and employees of a public company.
Pursuant to the MSA, Cannae LLC will pay the Manager a quarterly management fee equal to 0.375% (1.5% annualized) of the Company’s cost of invested capital (as defined in the MSA) as of the last day of each fiscal quarter, payable in arrears in cash, as may be adjusted pursuant to the terms of the MSA (the “Management Fee”). Cannae LLC will be responsible for paying costs and expenses relating to the Company’s business and operations and will reimburse the Manager for documented expenses of the Manager incurred on the Company’s behalf, including any costs and expenses incurred in connection with the performance of the services under the MSA.
In addition, pursuant to the Amended and Restated Operating Agreement of Cannae LLC (the “Operating Agreement”), while the MSA is in effect, so long as Cannae LLC’s profits with respect to a liquidity event (sale or other disposition) involving an investment (as defined in the Operating Agreement) exceed an annualized hurdle rate of 8%, Cannae LLC will pay carried interest with respect to such investment to the Manager. Generally, where such hurdle is satisfied, carried interest will be paid to the Manager in an amount equal to between 15-20% of the profits on such investment (the “Profits Interest”). The Company will approve the calculation of any Profits Interest payments to be made by Cannae LLC to the Manager.
Legal Analysis
Under Section 3(a)(1)(A) of the Act, the Company may be deemed an investment company if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Primarily Engaged Test”).
Under Section 3(a)(1)(C) of the Act, the Company may be deemed an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities3 having a value4 exceeding 40% of the value of its total assets (exclusive of Government securities5 and cash items6) on an unconsolidated basis (the “40% Test”).
Notwithstanding Section 3(a)(1)(C), pursuant to Section 3(b)(1) of the Act, the Company would not be deemed an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities (the “3(b)(1) Exemption”).
The 40% Test
Because the Company is actively involved in managing the businesses of DNB, Optimal Blue, AmeriLife and the Restaurant Group and in light of the Governance Arrangements, for purposes of the 40% Test the Company treats each as a majority-owned subsidiary and therefore does not treat its investments therein as investment securities.
The Company notes that each Governance Arrangement grants the Company or Cannae LLC sole or shared control over the appointment of individuals controlling at least 50% of the votes on the board of directors or managers, as applicable. Therefore, the Company jointly owns or controls at least 50% of the voting securities of each of DNB, Optimal Blue and Accelerate (and therefore, indirectly, AmeriLife). The Staff of the Securities and Exchange Commission (the “SEC”) has acknowledged that for purposes of determining whether a company is a majority-owned subsidiary under the Act, voting control need not be held by reason of the ownership of securities but rather may arise under a voting agreement, and has allowed a company to treat another as a majority-owned subsidiary when the company owned less than a majority of the subsidiary’s voting securities but had entered into a voting agreement with another shareholder so that the company had at least 50% of the total voting power of the subsidiary.7
Furthermore, in similar contexts the SEC has acknowledged the use of shared voting agreements similar to the Governance Arrangements. For example, the SEC granted an order under Section 3(b)(2) of the Act8 to a company (that was concerned it may fail the 40% Test) that owned approximately 24.6% of another’s outstanding common stock and that entered into a shared voting agreement with another shareholder (that owned approximately 33.7% of
3 “Investment securities” are defined in Section 3(a)(2) of the Act as all securities except (A) Government securities (as defined below), (B) securities issued by employees’ securities companies (as defined in the Act) and (C) securities issued by “majority-owned subsidiaries” of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) or (7) of the Act. A “majority-owned subsidiary” of a person means a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company which is a majority-owned subsidiary of such person. “Voting security” means any security presently entitling the owner or holder thereof to vote for the election of directors of a company. “Director” means any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.
4 For purposes of Section 3 of the Act, “value” means: (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.
5 For purposes of the Act, “Government security” means any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.
6 For purposes of the Act, “cash items” are generally limited to cash, coins, demand deposits with banks, timely checks of others (which are orders on banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, travelers checks and letters of credit. In addition, depending on the facts, short-term certificates of deposit and other short-term bank instruments and obligations and shares of money market mutual funds may be considered cash items. See Rule 3a-1 Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Investment Company Determination Under the 1940 Act: Exemptions and Exceptions, Robert H. Rosenblum, 2nd ed. at pp. 148-149 (“Rosenblum”).
7 See, e.g., Pengrowth Energy Trust, SEC No-Action Letter (Jan. 27, 2000) and Farley, Inc., SEC No-Action Letter (Apr. 15, 1988).
8 Section 3(b)(2) states that notwithstanding Section 3(a)(1)(C), an issuer will not be deemed an investment company if the SEC, upon application, finds it to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.

the stock) in which both parties jointly had the power to elect all of the company’s directors, and the chairman of the applicant was the chairman of the subsidiary company.9
Because the 40% Test is performed on an unconsolidated basis, each subsidiary of the Company must be analyzed separately up the ownership chain. The value of a subsidiary that passes the 40% Test generally is treated as “good” (i.e., the securities issued by such subsidiary are not investment securities) for purposes of its parent’s 40% Test. Conversely, the value of a subsidiary that fails the 40% Test generally is treated as “bad” (i.e., the securities issued by such subsidiary are investment securities) for purposes of its parent’s 40% Test.
As of December 31, 2020, assuming the Group’s interests in (i) DNB, Optimal Blue, AmeriLife and the Restaurant Group are good assets and (ii) Ceridian are bad assets for purposes of the 40% Test, the market or fair value (as applicable) of members of the Group is as follows (all amounts in $000,000s):

	Value	%
DNB Holdco
DNB	$1,908	71%
Ceridian	775	29%
Total	2,683	100%
CHI AmeriLife
AmeriLife	121	65%
Ceridian	65	35%
Total	186	100%
Optimal Blue	289	N/A
Restaurant Group	145	N/A
Other Majority-Owned Subsidiaries	33	N/A
Other Ceridian	652	N/A
Other Investment Securities	457	N/A

As of December 31, 2020, for purposes of the 40% Test, the Company held approximately $4.445 billion of total assets (exclusive of Government securities and cash items). All of the Company’s interests in the Group are held through its 100% interest in Cannae LLC. Based on the values above, as of December 31, 2020 Cannae LLC held approximately $3.336 billion of good assets, or approximately 75% of the total, and therefore Cannae LLC was not an investment company under the 40% Test. Since Cannae LLC is a majority-owned subsidiary of the Company and comprises 100% of the Company’s total assets (exclusive of Government securities and cash items), the Company also was not an investment company under the 40% Test.10
The Primarily Engaged Test
The Company is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities.
9 Raymond Industries Inc., 1940 Act Release No. 13213 (May 4, 1983) (Order) and 1940 Act Release No. 13139 (Apr. 5, 1983) (Notice). See also Dimensional Fund Advisors Inc., 1940 Act Release No. 21527 (Nov. 21, 1995) (Order) and 1940 Act Release No. 21452 (Oct. 25, 1995) (Notice), wherein the SEC granted an order under Section 2(a)(9) of the Act stating that an individual who owned 24.9% of the outstanding voting securities, and was a senior executive, of a registered investment adviser controlled (for purposes of Section 2(a)(9)) the adviser as a result of voting agreements requiring certain shareholders to vote their shares in the election of directors in favor of the individual and another senior executive (who owned 36.1% of the adviser) and such other persons as the two principals jointly designated. The voting agreements effectively required the two principals to act in concert to exercise their voting control and gave them joint control over approximately 85% of the vote in the election of directors of the adviser.
10 As of June 30, 2021, Cannae LLC’s percentage of good assets was approximately 80% and therefore it and the Company were not investment companies under the 40% Test as of that date.

In determining whether a company is engaged primarily in an investment company business, the SEC and courts historically have considered the following five factors (the “Tonopah Factors”): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income.11 Generally, the last two factors have been considered the most important12, although all facts and circumstances should be analyzed, and the other factors may, depending on the circumstances, outweigh the asset and/or income tests.13
Historical Development – On November 17, 2017, FNF redeemed each outstanding share of its Fidelity National Financial Ventures, Inc. subsidiary’s common stock for one share of common stock of the Company, a newly formed entity (the “Split-Off”). In conjunction with the Split-Off, FNF contributed to the Company its portfolio of investments unrelated to its primary title insurance and related operations, which included majority and minority equity investment stakes in a number of entities and certain fixed income investments. On November 20, 2017, the Company’s common stock began trading on The New York Stock Exchange under the “CNNE” stock symbol.
Among other goals, the Split-Off was intended to allow the two separate publicly traded companies to be able to focus on each of their respective businesses, more effectively pursue and implement each of their own distinct operating priorities, allocate capital and corporate resources in a manner that focused on achieving each company’s own strategic priorities and pursue each company’s unique opportunities for long-term growth and profitability. From the beginning of its existence, as stated in the FNF proxy statement that was sent to shareholders to seek approval for the Split-Off, the Company was designed as “a holding company, and after the Split-Off will be engaged in actively managing and operating a group of companies and investments….”14 The Company’s development has consistently focused on acquiring and managing quality companies that are well-positioned in their respective industries, run by best in class management teams in industries that have attractive organic and acquired growth opportunities.15 The Company is a long-term holder and operator of its subsidiaries, and was never intended to be, and is not, an investment company or trading vehicle. For example, the Company (together with its predecessor) has held its Restaurant Group for 12 years, Ceridian for 14 years and various other investments (both controlled and non-controlled) for as long as 15 years.
Public Representations of Policy – Since its formation, the Company has consistently held itself out as a long-term owner and operator of its subsidiaries. The Company has never held itself out as an investment company or trading vehicle. As stated in the Company’s Form 10-K filed on February 26, 2021, “[w]e are engaged in actively managing and operating a group of companies and investments, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets…. Fundamentally, the Company seeks to take meaningful equity ownership stakes where we have an ability to control or significantly influence quality companies…. Our management team has a proven track record of growing industry-leading companies and we actively interact with and support management of our portfolio companies, directly or through our board of directors, to ultimately provide value for our shareholders (emphasis added).”16
Activities of Officers and Directors – The Company’s officers and directors are engaged continuously with management at its various subsidiaries regarding operational issues including, as described above, serving on the
11 See Tonopah Mining Company of Nevada, 26 S.E.C. 426, 427 (1947) and Rosenblum at p. 69.
12 See Rosenblum at p. 70.
13 See, e.g., SEC v. National Presto Industries, 2007 U.S. App. LEXIS 11345 (7th Cir. 2007).
14https://www.sec.gov/Archives/edgar/data/0001704720/000104746917006451/a2233578z424b3.htm#cc43801_splitco (the “Split-Off Proxy”) at p. 4.
15 See Split-Off Proxy at p. 5.
16https://www.sec.gov/ix?doc=/Archives/edgar/data/1704720/000170472021000024/cnne-20201231.htm#ibe25feeeb342407abdccdfdd3505f369_13 at p. 1.

boards of various Group businesses (including DNB, Optimal Blue, AmeriLife, the Restaurant Group, Paysafe and Alight). Company management works with the subsidiaries to implement Mr. Foley’s “value creation playbook” to improve operating performance and create value for Company shareholders. Of course, from time to time these individuals will be involved in merger and acquisition activities, but this work is in the context of strategic transactions to improve operating business performance and shareholder value, not the trading of securities for profit.
Nature of Present Assets and Sources of Present Income – In considering the nature of a company’s present assets and the sources of its present income, the SEC has stated that generally, if a company has no more than 45% of its assets invested in investment securities and derives no more than 45% of its after-tax income from investment securities, it will not be regarded as being primarily engaged in an investment business.17
As noted above in the discussion of the Company’s 40% Test, as of December 31, 2020 and June 30, 2021, approximately 25% and 20%, respectively, of Cannae LLC’s total assets (exclusive of Government securities and cash items) consisted of investment securities, with the remainder consisting of interests in majority-owned or controlled operating subsidiaries.
For the fiscal year ending December 31, 2020, the Group’s total consolidated after-tax income was approximately $1.786 billion, of which approximately $1.616 billion, or approximately 90.4%, was attributable to investment securities. However, of this approximately $1.616 billion of after-tax “bad income,” approximately $1.456 billion (approximately 90.1%) was attributable to (i) recognized but unrealized gains from the Company’s holdings in Ceridian, which pursuant to GAAP are recorded in the Company’s financial statements on a mark-to-market basis, and (ii) the recognized gains from sales of Ceridian stock. In the first quarter of 2020, the Company changed its accounting for its investment in Ceridian from the equity method of accounting to accounting at fair value. Such change resulted in significant recorded gains both upon the change in the first quarter and upon marking the investment to fair value in the second through fourth quarters.
If after-tax gains attributable to Ceridian are excluded, approximately 45.6% of the Group’s consolidated after-tax income for the fiscal year ending December 31, 2020 was attributable to investment securities. If after-tax income attributable to recognized but unrealized gains or losses on the Company’s other investment securities are also excluded, approximately 31.2% of the Group’s consolidated after-tax income for the fiscal year ending December 31, 2020 was attributable to investment securities.18
As described above, Ceridian, whose stock has appreciated significantly in recent years, was previously a majority-owned subsidiary of the Company for purposes of the 40% Test but ceased to be so in 2019 as a result of sales by the Company and other investors who were parties to a voting agreement that gave the Company shared control over the Ceridian board if the parties held certain percentages of outstanding Ceridian common stock. The Company is selling down its Ceridian position, taking into account market conditions and the Company’s need for cash, in order to maximize value for shareholders. The success of the Ceridian investment has led to substantial unrealized gains in 2020 (recorded as income in accordance with GAAP) as well as realized gains from the sales, but the Company does not believe that such success should hurt the Company in connection with this analysis. In fact, given its size relative to other Group assets, failure to reduce the Ceridian position would pose substantial diversification risk to
17 See, e.g., Rule 3a-l Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Financial Funding Group, Inc., SEC No-Action Letter (Mar. 3, 1982).
18 A similar analysis for the fiscal year ending December 31, 2019 is complicated by the fact that the Group’s majority-owned subsidiaries suffered significant after-tax net losses of approximately $209 million, with after-tax income of approximately $287 million attributable to investment securities. Of this approximately $287 million of bad income, approximately $283 million, or approximately 99%, was attributable to Ceridian.

the Company and its shareholders. In addition, the Company notes that many of its majority-owned subsidiary businesses had net losses in 2020, in large part due to the impact of Covid, which increased the relative weight of the Ceridian-derived income.
The SEC has issued exemptive orders under Section 3(b)(2) of the Act (which also looks to the Tonopah Factors) to companies that derive more than 45% of their after-tax income from investment securities when the surrounding facts and circumstances have warranted issuing such an order.19 The Company believes that the facts surrounding its Ceridian investment (i.e., that Ceridian used to be a majority-owned subsidiary, that it appreciated greatly in value, that many of the Company’s majority-owned subsidiaries had net losses in 2020 due to Covid and that the Company passes the 40% Test even considering the investment) lead to the conclusion that its failure to pass the 45% income test should not result in the Company being deemed to fail the Primarily Engaged Test.
The Externalization – The SEC Staff’s comment states that the Company’s arrangements with the Manager, including the fees paid to the Manager, appear to resemble those associated with investment funds. The Company notes that its externalized management structure is similar to that used by other non-investment diversified holding companies and real estate investment trusts. Furthermore, while the Manager is now a registered investment adviser and currently provides investment advisory services pursuant to the MSA, at the time of the Externalization the Manager was not so registered and provided solely corporate management and administrative services, which are not unique to investment funds. In fact, in the list of services provided by the Manager pursuant to the MSA, investment advice is only one small component.20 Finally, many operating companies hire investment advisers to assist with certain aspects of their operations. While the Manager in the past has assisted with strategic merger and acquisition transactions by the Company, this fact alone does not lead to the conclusion that the Company is an investment company, as it is commonplace for diversified holding companies like the Company to engage in the strategic buying and selling of subsidiaries from time to time.
The Management Fee and Profits Interest do bear a resemblance to fees paid by certain investment funds to their managers. However, that fact alone does not outweigh the conclusions reached under the 40% Test and the Primarily Engaged Test that the Company is not an investment company. There is no legal prohibition on a non-investment operating company paying fees akin to the Management Fee and Profits Interest, and the Company is not aware of any SEC guidance that would make such fees problematic absent other indicia of investment company activity.
The 3(b)(1) Exemption
Even if the Company were deemed an investment company under the 40% Test, it believes it qualifies for the 3(b)(1) Exemption.21 In determining whether a person is eligible for the 3(b)(1) Exemption, the SEC and courts
19 See, e.g., American Trading and Prod. Corp., 1940 Act Release No. 13228 (May 10, 1983) (Order) and 1940 Act Release No. 13159 (Apr. 13, 1983) (Notice).
20 Section 3.1(b) of the MSA provides that the Manager’s services include but are not limited to: (1) establishing and maintaining books and records of the Group; (2) recommending to the Board changes or other modifications in the capital structure of companies in the Group; (3) recommending to the Board the engagement of or, if approval is not otherwise required, engaging agents, consultants or other third party service providers to the Group, including accountants, lawyers or experts; (4) maintaining the Group’s property and assets; (5) managing or overseeing litigation, administrative or regulatory proceedings, investigations or any other reviews of the Group’s business or operations that may arise in the ordinary course of business; (6) establishing and maintaining appropriate insurance policies with respect to the Group’s business and operations; (7) recommending to the Board the payment of dividends or other distributions; (8) attending to the timely calculation and payment of taxes payable, and the filing of all taxes return due, by the Group; (9) making loans to, or arranging loans on behalf of, the Group; and (10) providing investment advice as requested from time to time by companies in the Group.
21 The SEC has stated that, unless a person holds itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities, a determination under Section 3(b) that a person is primarily engaged in a non-investment company business also necessarily is a determination that the person is not an investment company under the Primarily Engaged Test. See, e.g., Managed Futures Ass’n, SEC No-Action Letter (July 15, 1996).

typically look to the Tonopah Factors.22 For the reasons mentioned above in the discussion of the Primarily Engaged Test, the Company believes it is primarily engaged in managing and operating the diversified businesses of its majority-owned subsidiaries and therefore is not an investment company.

2.Please tell us how you considered the guidance in Rule 5-03 of Regulation S-X in presenting an additional profit subtotal between paragraphs 10 and 11 -- earnings from continuing operations before equity in earnings (losses) of unconsolidated affiliates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered all requirements of Rule 5-03 of Regulation S-X and notes that it presents all applicable financial statement line items prescribed by such standard in its statements of operations. Similar to the customary practice of many operating companies which present a subtotal for ‘Operating income’ prior to separately listing non-operating income and expenses prescribed by paragraphs 7 – 9 of Rule 5-03, the Company has, as a matter of preference and historical practice of its predecessor, presented a subtotal for earnings after income taxes and before application of earnings or losses from unconsolidated affiliates.

3.Please disclose your accounting policy for classifying distributions from investments in unconsolidated affiliates as operating or investing activities. Also, disclose the nature of the cash proceeds classified within operating activities and investing activities for each period presented. Refer to ASC 230-10-45-21D.

The Company acknowledges the Staff’s comment and proposes to add the following accounting policy disclosure to the notes to its financial statements included in its Form 10-Q for the quarter ending June 30, 2021 and Form 10-K for the year ending December 31, 2021:

“Distributions from Unconsolidated Affiliates

We classify distributions received from unconsolidated affiliates in our statements of cash flows using the cumulative earnings approach. Under the cumulative earnings approach, distributions are considered returns on investment and classified as cash inflows from operating activities unless the Company’s cumulative distributions from an investee received in prior periods exceed the cumulative equity in earnings of such investee. When cumulative distributions from an investee exceed cumulative equity in earnings of the investee, such excess is considered a return of investment and is classified as a cash inflow from investing activities.”

The Company also proposes to enhance the following disclosure from Note A to its Form 10-K for the year ending December 31, 2020 (addition emphasized) by adding such disclosure in its entirety to the footnotes to its financial statements for the year ending December 31, 2021:

“In November 2020 and December 2020, we received an aggregate of $198.6 million of distributions from the Senator JV. $25.8 million of such distributions represented the return of our deposit previously held by the Senator JV and the remainder resulted from the Senator JV's sales of CoreLogic Shares. Using the cumulative earnings approach, $126.4 million of the distributions resulting from the Senator JV’s sales of CoreLogic Shares are considered a return on our investment in the Senator JV and are classified as cash inflows from operating activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2020.”

4.You omit the internal control over financial reporting language from the introductory portion of paragraph 4 of your Section 302 certifications, as well as paragraph 4(b). This language was required beginning with your first annual report that contained management’s report on internal control over financial reporting and continues to be required in the Section 302 certifications of all periodic reports filed thereafter. Please make the appropriate revisions. Refer to the guidance in Question 246.13 of the Division’s Compliance and Disclosure Interpretations for Regulation S-K.
22 Id. See also Rosenblum at p. 158 and footnote 15 therein.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has amended its Form 10-Q for the fiscal quarter ended March 31, 2021 to include as exhibits revised Section 302 certifications that include the previously inadvertently omitted internal control over financial reporting language from the introductory portion of paragraph 4, as well as paragraph 4(b).

In connection with the above-referenced filings by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the 10-K and the 10-Q; (2) Staff comments or changes to disclosures in response to the Staff do not foreclose the Commission from taking any action with respect to the 10-K and 10-Q and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments concerning the forgoing to Alan A. Lanis, Jr., Esq. at Polsinelli PC, at (310) 203-5343. Thank you.

Sincerely,

Cannae Holdings, Inc.
/s/ Bryan D. Coy,
Chief Financial Officer